                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                                                   Cusip Number
                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One) __ Form 10-K  __ Form 20-F __ Form 11-K  _X_ Form 10-Q __ Form N-SAR

                 For Period Ended: September 30, 2000
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------
    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION


--------------------------------------------------------------------------------
Full Name of Registrant

The Kroll-O'Gara Company
--------------------------------------------------------------------------------
Former Name if Applicable

9113 LeSaint Drive
--------------------------------------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)

Fairfield, Ohio 45014
--------------------------------------------------------------------------------
City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 _X_     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 _X_     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 ___     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.

In preparation for the Registrant's proposed separation into two public companies, and as part of the Registrant's re-implementation of its JD Edwards ERP system in its Cincinnati, Ohio facility,the Registrant carried out a full physical inventory at its Cincinnati location at the end of the third quarter. As a result of the extra work involved in reconciling the inventory and other matters in connection therewith, final numbers were not available in time for the Registrant to finalize its financial statements and to file its Report on Form 10-Q for the quarter ended September 30, 2000 on November 14, 2000. The Registrant's Report on Form 10-Q is now being completed and will be filed no later than the fifth calendar day following November 14, 2000.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Nicholas P. Carpinello            513                  874-2112
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         ___ Yes   _X_ No

         Form 10-K for the year ended December 31, 1999

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    _X_ Yes   ___ No

         The Registrant expects the third quarter of 2000 to include an operating loss of approximately $4.0 million from the Registrant's Information Security Group, write-offs and adjustments in the Registrant's Security Products and Services Group of approximately $3.3 million and a $1.1 million charge for the settlement of litigation related to a suit filed under the Federal Civil False Claims Act stemming from three of the Registrant's O'Gara-Hess and Eisenhardt Subsidary's vendors' alleged failure to use certified welders. As a result of these charges, the Registrant expects to report a loss of approximately $7.2 million for the third quarter of 2000 compared with net income of $3.7 million in the third quarter of 1999.

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

--------------------------------------------------------------------------------

                            The Kroll-O'Gara Company
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  November 15, 2000              By /s/ Nicholas P. Carpinello
                                       ----------------------------------------


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).